
VEGAN
Paul Cassell Bakes
VEGAN GLUTEN FREE CHOCOLATE CRINKLE
Paul Cassell Bakes
CHOCOLATE CHUNK WITH MALDON SEA SALT
Paul Cassell Bakes
TRIPLE CHOCOLATE DECADENCE
Paul Cassell Bakes
BROWN BUTTER TOFFEE
Paul Cassell Bakes
COCONUT TOFFEE

P C B X

Paul Cassell Bakes Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%
Target Raise Amount: $50,000
Offering End Date: August 27, 2024

Repayment Period: 3 years (36 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Paul Cassell Bakes Inc
Founded: January 18, 2023
Address: 5939 Jumilla Ave
Woodland Hills, CA 91367

Industry: Baked Goods Retailer
Employees: 1
Website: https://paulcassellbakes.com/

Use of Funds Allocation:

If the maximum raise is met:

$47,750 (95.50%) – of the proceeds will go towards working capital- marketing and purchasing equipment
$2,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,608 Followers

S M B X



Business Metrics:

	FY23	YTD 5/31/2024
Total Assets	$614	$899
Cash & Cash Equivalents	$454	$293
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenue	$19,372	$12,410
Cost of Goods Sold	$12,105	$8,726
Taxes	$0	$0
Net Income	-$1,886	$285

Recognition:

Paul Cassell Bakes Inc (DBA Paul Cassell Bakes) started in retail baking when he was 6 going door-to-door with his sister selling Portuguese sweet breads they made. He decided to launch a cookie business because his baking is so popular with his Hollywood community, and he wants to give everyone the opportunity to try the best cookie they ever had!

About:

Paul Cassell Bakes Inc (DBA Paul Cassell Bakes) is baking Hollywood's favorite cookies. He has been baking professionally for over 30 years in restaurants and for private clients and friends. He's looking to expand his baking operation to give more people the chance to taste the best cookie in town.

For more information, contact our Customer Support Team at support@thesmbx.com

